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                                                               Exhibit (a)(1)(x)


FOR IMMEDIATE RELEASE
Contact: Shari Eastwood
Telephone Number: (866) 275-3707


                   ARVP II ACQUISITION, L.P. EXTENDS OFFER FOR
        AMERICAN RETIREMENT VILLAS PROPERTIES II UNTIL SEPTEMBER 10, 2004



COSTA MESA, C.A. - (BUSINESS WIRE) - August 27, 2004 - ARVP II Acquisition, L.P. (the "Purchaser") announced today that it has extended the expiration date of its tender offer to purchase all of the limited partnership units (other than units owned by ARV Assisted Living, Inc. or its affiliates) of American Retirement Villas Properties II, a California limited partnership, (the "Partnership") for $400 per unit in cash, less the amount of any cash distributions made or declared with respect to the units on or after March 24, 2004, in accordance with the terms of the Purchaser's Offer to Purchase and Consent Solicitation Statement, dated March 24, 2004 (the "Offer to Purchase"). The offer has been extended to 11:59 p.m. Eastern time, on September 10, 2004, unless further extended (the "Expiration Date"). If the offer is further extended, the Purchaser will issue a press release no later than 9:00 a.m., Eastern time, on the next business day after the day on which the offer and consent solicitation were previously scheduled to expire. Unitholders who have already validly tendered their units will receive $400 per unit in accordance with the Offer to Purchase, unless they withdraw their units in accordance with the Offer to Purchase. As of the close of business on August 26, 2004, approximately 9,300.921 units, or approximately 55.70% of all outstanding units (other than units held by ARV Assisted Living, Inc. or its affiliates) had been validly tendered and not withdrawn.



The Purchaser is offering to purchase all the units (other than units held by ARV Assisted Living, Inc. or its affiliates) at a price of $400 per unit in cash, less the amount of any cash distributions made or declared with respect to the units on or after March 24, 2004, in accordance with the terms of the Offer to Purchase. ARV Assisted Living, Inc., the general partner of the Partnership, directly or indirectly wholly-owns the Purchaser, and is a wholly-owned subsidiary of Atria Senior Living Group, Inc. ARV Assisted Living, Inc. also owns approximately 52.5% of the limited partnership units of the Partnership. As of the close of business on August 26, 2004, approximately 9,300.921 units, or approximately 55.70% of all outstanding units (other than units held by ARV Assisted Living, Inc. or its affiliates) had been validly tendered and not withdrawn.



In connection with the fairness hearing held on August 25, 2004 before the California Corporations Commissioner regarding the proposed merger of the Purchaser with and into the Partnership described in the Offer to Purchase, the Purchaser provided an updated analysis of its estimated liquidation value per unit in response to a query from an interested limited partner. Utilizing the same assumptions and methodology in the Offer to Purchase, and based upon the Partnership's most recently reported unaudited financial information from the Partnership's Form 10-Q for the quarter ended June 30, 2004 filed with the Securities and Exchange Commission on August 16, 2004, the Purchaser estimates the liquidation value per unit to be $374.17, as shown below:



                                                                                     As of and for
                                                                           the trailing twelve months ended
                                                                           ---------------------------------
                                                                             9/30/2003          6/30/2004
                                                                            ------------       ------------

Estimated Gross Property Value for Partnership Properties ...............   $ 49,388,766       $ 52,131,270
Mortgages ...............................................................    (41,575,521)       (41,338,832)
Closing Costs, Commissions, Charges .....................................     (2,469,438)        (2,606,564)
                                                                            ------------       ------------
Estimated Net Proceeds from Hypothetical Property Sales .................   $  5,343,807       $  8,185,874
Value of Other Assets ...................................................      3,905,464          5,050,000(1)
                                                                            ------------       ------------
     Total Estimated Liquidation Proceeds Available for Distribution ....      9,249,271         13,235,874
General Partner Share of Liquidation Proceeds ...........................           (925)            (1,324)
Special Limited Partners' Share of Liquidation Proceeds .................        (91,568)          (131,035)
                                                                            ------------       ------------
Total Estimated Unitholder Distribution .................................   $  9,156,778       $ 13,103,515
                                                                            ============       ============
     Number of Units ....................................................         35,020             35,020
     Estimated Proceeds per Unit ........................................   $     261.47       $     374.17


1 Consists of cash ($4,510,000) and net working capital ($540,000) as of June 30, 2004. Net working capital is defined as current assets less current liabilities.

As shown above, the Offer Price of $400 continues to represent a premium to the Purchaser's estimate of the liquidation value per Partnership unit of $374.14. The Offer Price also exceeds the prices paid in the most recent secondary market sales transactions reported to the Partnership and effective in January, February and April, 2004, in which units were purchased at a price of $325 per Unit, less the $150 transfer fee payable by the seller.


At the conclusion of the fairness hearing, the hearing officer stated that he would take under consideration the request for approval of the proposed merger as well as the documents and information submitted into the record with respect to the transaction, and that he expected to issue a decision on whether to issue a permit approving the proposed merger on behalf of the California Corporations Commissioner within 10 to 14 days.



As announced by the Purchaser on August 13, 2004, as of the close of business on Thursday, August 12, 2004, a total of 8387.8 units, or approximately 50.23% of all outstanding units (other than units owned by ARV or its affiliates) had been voted in favor of the proposed merger. As a result of the Purchaser's receipt of sufficient consents approving the proposed merger, all votes previously delivered in the consent solicitation have become effective and may not be changed. Accordingly, unitholders are not required to take any further action with respect to the consent solicitation.


Unitholders who wish to receive the $400 per unit offer price must complete the Agreement of Assignment and Transfer previously sent to unitholders in accordance with the Offer to Purchase and deliver it to the Purchaser's information agent to the attention of American Retirement Villas Properties II, c/o ACS Securities Services, Inc., 3988 N. Central Expressway, Building 5, 6th Floor, Dallas, Texas 75204 (Tel. (866) 275-3707), on or before 11:59 p.m.,
Eastern time, on September 7, 2004, unless the offer is further extended.

Unitholders who have any questions about the Purchaser's offer, need help or would like additional copies of the Offer to Purchase, the Agreement of Assignment and Transfer or any other documents disseminated to unitholders should contact ACS Securities Services, Inc. at the number above.

THE PURCHASER STRONGLY ADVISES ALL PARTNERSHIP UNITHOLDERS TO READ THE OFFER TO PURCHASE, THE AGREEMENT OF ASSIGNMENT AND TRANSFER AND THE CONSENT FORM THAT THE PURCHASER MAILED TO ALL UNITHOLDERS, AS WELL AS ITS SCHEDULE TO AND SCHEDULE 14A, WITH EXHIBITS AND THEIR AMENDMENTS, THAT HAVE BEEN FILED WITH THE SEC. THE PURCHASER ALSO ADVISES ALL PARTNERSHIP UNITHOLDERS TO REVIEW THE PARTNERSHIP'S PERIODIC REPORTS AND OTHER DOCUMENTS THAT HAVE BEEN

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FILED WITH THE SEC, INCLUDING THE PARTNERSHIP'S FORM 10-Q FOR THE FISCAL QUARTER
ENDED JUNE 30, 2004.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE ANY UNITS, THE SOLICITATION OF AN OFFER TO SELL ANY UNITS, THE SOLICITATION OF THE CONSENT OF ANY LIMITED PARTNER OR A RECOMMENDATION TO ANY UNITHOLDER TO TAKE ANY ACTION WITH RESPECT TO ANY OFFER. THE SOLICITATION AND OFFER TO BUY UNITS OF THE PARTNERSHIP AND THE SOLICITATION OF UNITHOLDER CONSENTS ARE BEING MADE PURSUANT TO THE OFFER TO PURCHASE, THE AGREEMENT OF ASSIGNMENT AND TRANSFER, THE CONSENT FORM AND RELATED MATERIALS THAT THE PURCHASER HAS SENT TO UNITHOLDERS AND FILED WITH THE SEC. THE PURCHASER STRONGLY ADVISES ALL UNITHOLDERS TO READ SUCH MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING RISK FACTORS AND THE TERMS AND CONDITIONS OF THE OFFER AND THE CONSENT SOLICITATION. UNITHOLDERS MAY OBTAIN COPIES OF THESE MATERIALS FOR FREE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM THE INFORMATION AGENT, ACS SECURITIES SERVICES, INC., AT (866) 275-3707 (TOLL-FREE). INFORMATION RELATING TO THE PARTICIPANTS IN THE OFFER AND CONSENT SOLICITATION IS CONTAINED IN THE OFFER TO PURCHASE.

Certain statements in this press release may constitute forward-looking statements. Forward-looking statements are not guarantees of future performance or actions and involve risks and uncertainties and other factors that may cause actual results or actions to differ materially from those anticipated at the time the forward-looking statements are made. Subject to Rules 13e-3(d)(2), 13e-3(f)(i)(iii) and 13d-3(b) of the Exchange Act, neither the Purchaser nor any of its affiliates undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


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